4222 Emperor Blvd.
Suite 350
Durham, North Carolina 27703

February 4, 2016

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: John Reynolds

Re:	Icagen, Inc.
Preliminary Schedule 14C
Filed on December 24, 2014
File No. 000-54748

Dear Sirs:

Thank you for your January 12, 2016 letter regarding Icagen, Inc. (“Icagen”). In order to assist you in your review of Icagen’s Information Statement Schedule 14C, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.	We note your information statement relates to a new 2015 Stock Incentive Plan which provides additional compensation to directors and executive officers. Accordingly, please revise your information statement to provide the information required by Item 402 of Regulation S-K. Refer to Item 8 of Schedule 14A.

Response: We have revised Icagen’s Information Statement on Schedule 14C to include the information required by Item 402 of Regulation S-K.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Korb

Mark Korb